UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2013

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Hong Kong ———————————————————————————————————
(Jurisdiction of incorporation or organization)

9th Floor of Tower C, Corporate Square NO.35 Financial Street, Xicheng District Beijing, China 100033
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: October 14, 2013	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	CHINA FINANCE ONLINE REPORTS 2013 SECOND QUARTER AND SIX MONTHS UNAUDITED FINANCIAL RESULTS